UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited

(Registrant)

Date: September 9, 2015	By /s/ Wang Jian

Name: Wang Jian

Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(在中華人民共和國註冊成立的股 有限公司)

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

( Stock code 股份代號 : 00670 )

For Main Board listed issuers

Next Day Disclosure Return

(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer: China Eastern Airlines Corporation Limited

Stock code: 670	Date submitted: 9 September 2015

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”).

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities: H Shares

I.

Issues of shares		Issued shares as a % of existing number of issued shares before relevant share issue	Issue price per share		Closing market price per share of the immediately preceding business day		% discount/ premium of issue price to market price
(Notes 6 and 7)	No. of shares	(Notes 4, 6 and 7)	(Notes 1 and 7)		(Note 5)		(Note 7)

Opening balance as at (Note 2) 31 August 2015	4,193,190,000

Issue and subscription of 465,910,000 new H shares on 8 September 2015 (Note 3)	465,910,000	11.11%	HK$	7.49	HK$	3.71	Premium of 101.89%

Share repurchases	N/A	N/A

Closing balance as at (Note 8) 8 September 2015	4,659,100,000

Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

For Main Board listed issuers

2.	Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.

3.	Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer’s Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.	The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer’s total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.	Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:

■	“issues of shares” should be construed as “repurchases of shares”; and
■	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”.

7.	In the context of a redemption of shares:

■	“issues of shares” should be construed as “redemptions of shares”;
■	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and
■	“issue price per share” should be construed as “redemption price per share”.

8.	The closing balance date is the date of the last relevant event being disclosed.

For Main Board listed issuers

II.

A.	Purchase report

Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $	Lowest price paid $	Total paid $

Total

B.	Additional information for issuer whose primary listing is on the Exchange

1.	Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)	(a)

2.	% of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution		%

( (a) x 100 )
Number of shares in issue

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated                                                    which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II:    Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

For Main Board listed issuers

Submitted by:	Wang Jian
(Name)

Title:	Joint Company Secretary
(Director, Secretary or other duly authorised officer)